

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Oleg Firer
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
North Miami Beach, Florida 33160

> **Re: Net Element, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 9, 2015**
> **File No. 333-204840**

Dear Mr. New:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to the current report on Form 8-K filed on June 16, 2015 that reported the adoption of a fee-shifting provision in your bylaws. Please revise your registration statement to discuss the fee-shifting provision, including the types of actions subject to fee-shifting, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). Address how the recent Delaware law invalidating fee-shifting provision impacts your bylaws. Also, add risk factor disclosure about how the provision could possibly discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. In addition, if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering, please add appropriate risk factor disclosure.

2.   We refer to the current report on Form 8-K filed on June 23, 2015 that reported your receipt from The NASDAQ Stock Market of a potential delisting from NASDAQ. Please disclose in the Prospectus Summary and Risk Factors that you are not in compliance with NASDAQ listing requirements and, as a result, your stock may be subject to delisting. Please confirm that you will update your disclosure to the extent there are any material developments.

3.   We note that you seek to register shares of common stock underlying the Additional Notes and Additional Warrants that are issuable in the future. Section 1(d) of the Securities Purchase Agreement, dated April 30, 2015, states that "each Buyer shall have the right, at such Buyer's sole option…to purchase from the Company… Additional Notes and Related Warrants…." Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. Here, it appears that the Buyers are able to exercise their discretion in purchasing Additional Notes and Additional Warrants, and so are not irrevocably bound to purchase the securities. Please revise your registration statement as necessary to remove the resale of all shares underlying the Additional Notes and Additional Warrants, or advise. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Description Of Capital Stock

Common Stock, page 8

4.   We note the statement that "[a]ll outstanding shares of [y]our Common Stock are fully paid and non-assessable. Because this is a legal conclusion, please either remove the statement or attribute it to legal counsel.

Selling Securityholders, page 12

5.   It appears that Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd. and Flagler Master Fund SPC Ltd. – Class A Portfolio may be broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified in the prospectus as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling stockholders as underwriters.

Information Incorporated by Reference, page 16

6.   We note that you have not incorporated by reference the current reports on Form 8-K filed on January 28, 2015, March 17, 2015 and March 20, 2015. Please incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your last fiscal year, including reports filed subsequent to the filing of the registration statement. See Item 12(a)(2) of Form S-3. For additional guidance, see question 123.05 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

Item 16. Exhibits

Exhibit 10.5

7.   Please ensure that all exhibits are complete. In this regard, we note that the Schedule of Buyers to the Securities Purchase Agreement, filed as Exhibit 10.4 to the Form 8-K filed on May 1, 2015, appears to be incomplete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Serge V. Pavluk, Esq.
          Snell & Wilmer L.L.P.